Mail Stop 3561

June 23, 2008

By Facsimile and U.S. Mail

Mr. Cornelis F. Wit
Chief Executive Officer
OmniComm Systems, Inc
2101 West Commercial Blvd, Suite 4000
Ft. Lauderdale, FL 33309

> **Re: OmniComm Systems, Inc**
> **Form 10-KSB and amendments for the fiscal year ended**
> **December 31, 2007**
> **Filed March 31, 2008, May 15, 2008 and June 16, 2008**
> **Form 10-Q for the fiscal period ended March 31, 2008**
> **Filed May 15, 2008**
> **File No. 000-25203**

Dear Mr. Wit:

We have reviewed your response to our prior comments dated June 6, 2008, on the above referenced filings and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A

Exhibits 31.1 and 31.2

1. We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. In future filings, please revise the certifications of your CEO and CFO to match the form currently set forth in Item 601(b)(31) of Regulation S-K. Please confirm in writing that you will do so and explain how you intend to comply by showing us a

    sample certification that meets the requirements of Item 601(b)(31) of Regulation S-K.

   As appropriate, please revise your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

   You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-0650 if you have any questions regarding the comments on the financial statements and related matters.

           Sincerely,

           Michael Moran
           Accounting Branch Chief